David P. Cedro Senior Vice President, Chief Accounting Officer and Treasurer	Office (504) 799-1970 Fax (504) 535-2714 dcedro@eplweb.com

June 21, 2011

Via E-Mail

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy Partners, Ltd.
Registration Statement on Form S-3
Filed March 25, 2011
File No. 333-173076
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-16179

Dear Mr. Schwall,

Energy Partners, Ltd. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated June 13, 2011 regarding your comments to the Company’s Registration Statement on Form S-3 and its Form 10-K for the fiscal year ended December 31, 2010 (our “2010 Form 10-K”). This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For your convenience, our response is prefaced with the exact text of the Staff’s comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	Comment

We note your response to comment 3 in our letter dated April 22, 2011, and reissue such comment in part. Please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your oil spill response plan in the event of an oil spill or leak from your offshore operations. For example, please quantify the equipment available to each of the various response organizations that you reference in your response.

ENERGY PARTNERS, LTD.    —    201 ST. CHARLES AVENUE, SUITE 3400    —    NEW ORLEANS, LA 70170    —    (504) 569-1875

Response:

We propose including the following revised disclosure in the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which we expect to file with the SEC prior to the August 9, 2011 due date (revised content in response to your comment is underlined or marked). The information in this proposed revised disclosure will be updated to reflect current conditions as appropriate as of the filing date.

We may not be insured against all of the operating risks to which our business is exposed.

In accordance with industry practice, we maintain insurance coverage against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties from operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our oil and gas properties, operational control of well, oil pollution, third party liability, workers’ compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery, as well as sub-limits. Additionally, our insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages and losses.

Currently, we have general liability insurance coverage with an annual aggregate limit of $2.0 million and umbrella liability coverage with an aggregate limit of $150.0 million applicable to our working interest. Our general liability policy is subject to a $25,000 per incident deductible. We also have an offshore property physical damage policy that contains a $90.0 million annual aggregate named windstorm limit of which we self-insure approximately 9%. This offshore property physical damage policy is subject to a $2.5 million deductible that applies to non-named windstorm occurrences and a $20 million deductible that applies to named windstorm events. Further, there are sub-limits within the named windstorm annual aggregate limit for re-drill, plugging and abandonment and removal of wreck that range from $10 million to $45 million. Our operational control of well coverage provides limits that vary by well location and depth and range from a combined single limit of $20.0 million to $75.0 million per occurrence. Deepwater wells have a coverage limit of $50.0 million per occurrence. Additionally, we maintain $70.0 million in oil pollution liability coverage as required under the Oil Pollution Act of 1990. Our control of well and oil pollution liability policy limits are scaled proportionately to our working interests, except for our deepwater control of well coverage, which limit is to our working interest. Under our service agreements, including drilling contracts, generally we are indemnified for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

An operational or hurricane related event may cause damage or liability in excess of our coverage, which might severely impact our financial position. We may be liable for damages from an event relating to a project in which we are a non-operator, but have a working interest in such project. Such an event may also cause a significant interruption to our business, which might also severely impact our financial position. For example, we experienced production interruptions in 2005, 2006 and 2007 from Hurricanes Katrina and Rita and in 2008 and 2009 from Hurricanes Gustav and Ike for which we had no production interruption insurance.

ENERGY PARTNERS, LTD.    —    201 ST. CHARLES AVENUE, SUITE 3400    —    NEW ORLEANS, LA 70170    —    (504) 569-1875

We reevaluate the purchase of insurance, policy limits and terms annually each April. In light of the catastrophic Deepwater Horizon accident in the Gulf of Mexico in April 2010, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations in the Gulf of Mexico, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.

We maintain an Oil Spill Response Plan (the “Plan”) that defines our response requirements and procedures and remediation plans in the event we have an oil spill. Oil Spill Response Plans are generally approved by the BOEMRE bi-annually, except when changes are required, in which case revised plans are required to be submitted for approval at the time changes are made. We believe the Plan specifications are consistent with the requirements set forth by the BOEMRE.

The Company has contracted with an emergency and spill response management consultant, which would provide management expertise, personnel and equipment, under the supervision of the Company, in the event of an incident requiring a coordinated response. Additionally, the Company is a member of Clean Gulf Associates (“CGA”), a not-for-profit association of producing and pipeline companies operating in the Gulf of Mexico and has capabilities to simultaneously respond to multiple spills. CGA’s website states that it is the largest oil spill response cooperative in North America. CGA is structured to provide an effective method of staging response equipment and providing spill response for its member companies in the Gulf of Mexico. CGA has chartered its marine equipment to the Marine Spill Response Corporation (“MSRC”), a private, not-for-profit marine spill response organization which is funded by the Marine Preservation Association (“MPA”), a member-supported, not-for-profit organization created to assist the petroleum and energy-related industries by addressing problems caused by oil spills on water. MSRC’s website states that it is the largest dedicated oil spill response organization in the United States. MSRC owns and operates a fleet of dedicated Oil Spill Response Vessels (OSRV), ocean-going barges, shallow water skimming systems, other response equipment and enhanced communications capabilities in various regions including the Gulf of Mexico. MSRC maintains CGA’s equipment (currently including, according to CGA’s website, 11 skimming vessels with capacities ranging from 3,000 to 43,000 barrels per day, 17 skimmers with capacities up to 3,770 barrels per day, numerous containment and storage systems including thousands of feet of boom and two fire boom systems, tanks and storage barges, wildlife cleaning and rehabilitation facilities, both aerial and vessel dispersant spray systems and 33,300 gallons of dispersant) at staging points around the Gulf of Mexico in its ready state. In the event of a spill, MSRC mobilizes appropriate equipment to CGA members. In addition, CGA maintains a contract with Airborne Support Inc., which provides aircraft and dispersant capabilities for CGA member companies.

Additional resources are available to the Company on an as-needed basis other than as a member of CGA, such as those of MSRC ~~and National Response Corporation (“NRC”)~~. MSRC has oil spill response equipment independent of, and in addition to, CGA’s equipment. MSRC’s capabilities are augmented by a network of over 100 participants in the Spill Team Area Responders (“STARs”) program, an affiliation of environmental response contractors located at over 200 locations throughout the country. MSRC’s equipment currently includes, according to

ENERGY PARTNERS, LTD.    —    201 ST. CHARLES AVENUE, SUITE 3400    —    NEW ORLEANS, LA 70170    —    (504) 569-1875

MSRC’s website, 15 oil spill response vessels (in the Gulf of Mexico) with temporary storage for 4,000 barrels of oil and the ability to separate oil and water, 19 oil spill response barges with storage capacities between 12,000 and 68,000 barrels, 68 shallow water barges, 600,000 feet of boom, over 240 skimming systems, six self-propelled skimming vessels, seven mobile communication suites comprising telephone and computer connections and marine, aviation and business band radios, various small crafts and shallow water vessels and two dispersant/spotter aircraft. In the event of a spill, MSRC activates contractors as necessary to provide additional resources or support services requested by its customers. ~~NRC owns a variety of equipment, currently including shallow water portable barges, boom, skimming systems, work boats, vacuum transfer units and mobile communication centers. NRC has access to a fleet of offshore vessels and supply boats, tugs and oil barges from its tug and barge clients.~~

The response effectiveness, equipment and resources of these companies may change from time-to-time and current information is generally available on the websites of each of these organizations. There can be no assurances that the Company, together with the organizations described above will be able to effectively manage all emergency and/or spill response activities that may arise and any failures to do so may materially adversely impact the Company’s financial position, results of operations and cash flows.

As indicated above, we propose to delete the references to NRC, a wholly-owned subsidiary of SEACOR Holdings Inc., from our disclosure. While NRC’s resources are available to us, the quantity of equipment as well as the portion of the fleet of offshore vessels and supply boats, tugs and oil barges that are available through NRC’s parent company, SEACOR Holdings Inc., that are located in the Gulf of Mexico (where our operations are centered) is a smaller subset of the worldwide amounts disclosed on NRC’s website. The NRC equipment that is noted on NRC’s website as being located in the Gulf of Mexico is not highly significant to us as compared to the resources available through CGA and MSRC.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely,

Energy Partners, Ltd.

By:	/s/ David Cedro
David P. Cedro
Senior Vice President, Chief Accounting Officer and Treasurer

cc:	Tiffany J. Thom
John H. Peper
J. Mark Metts, Jones Day

ENERGY PARTNERS, LTD.    —    201 ST. CHARLES AVENUE, SUITE 3400    —    NEW ORLEANS, LA 70170    —    (504) 569-1875